FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2009
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Not applicable.

(1)	Press Release, “Dr. Reddy’s announces ANDA approval of Omeprazole Mg OTC”, June 9, 2009.

(2)	Press Release, “Dr. Reddy’s announces strategic alliance with GSK for Emerging Markets”, June 15, 2009.

(3)	Press Release, “Dr. Reddy’s launches Bispec™ in India”, June 23, 2009.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces ANDA approval of Omeprazole Mg OTC
Hyderabad, India, June 9, 2009 — Dr. Reddy’s Laboratories (NYSE: RDY) today announced that the U.S. Food and Drug Administration has granted approval of the Company’s Abbreviated New Drug Application (ANDA) for Omeprazole Mg OTC. Shipment of the product will be phased over the remainder of the fiscal year 2010 with the first shipment likely to commence in early Q2 of fiscal year 2010.
Omeprazole Mg is indicated for the treatment of heartburn. Dr. Reddy’s formulation contains 20.6mg Omeprazole Mg and the dosage form is a capsule.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company whose purpose is providing affordable and innovative medicines for healthier lives. Dr. Reddy’s is vertically integrated with a presence across the pharmaceutical value chain through its core businesses of Global Generics, Pharmaceutical Services & Active Ingredients (PSAI), and Proprietary Products, which includes New Chemical Entities, Generic Biopharmaceuticals and Differentiated formulations. The company’s products are marketed globally, with a focus on India, US, Europe and Russia. For more information please see: www.drreddys.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1 908-203-4931
Media:
Mythili M at mythilim@drreddys.com / +91-40-66511620
Rajan S at rajans@drreddys.com / +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces strategic alliance with GSK for Emerging Markets
Partnership covers Generics and Differentiated Formulations
June 15, 2009, Hyderabad — Dr. Reddy’s Laboratories (NYSE: RDY) today announced a partnership with GlaxoSmithKline plc (GSK) to develop and market select products across emerging markets outside India.
Under the terms of the agreement, which is effective immediately, GSK will gain access to Dr. Reddy’s rich and diverse portfolio and future pipeline of more than 100 branded pharmaceuticals in fast growing therapeutic segments such as cardiovascular, diabetes, oncology, gastroenterology and pain management.
Commenting on the collaboration, GV Prasad, Vice Chairman & CEO, Dr. Reddy’s said, “We are extremely pleased to combine forces with GSK, a global leader, to fully realize the potential of our strengths in technology, product development and manufacturing across a range of high growth emerging markets. We hope to take our purpose of providing affordable and innovative medicines to a much wider population through this partnership.”
The products will be manufactured by Dr. Reddy’s and will be licensed and supplied to GSK in various emerging markets such as Africa, the Middle East, Latin America and Asia Pacific excluding India. Revenues will be reported by GSK and will be shared with Dr. Reddy’s as per agreed terms. In certain markets products will be co-marketed by Dr. Reddy’s and GSK.
Abbas Hussain, President Emerging Markets, GlaxoSmithKline added: “This is another significant step forward in our strategy to grow and diversify GSK’s business in emerging markets. Growth in both population and economic prosperity is leading to increased demand for branded pharmaceuticals. This new alliance will combine Dr. Reddy’s portfolio of high quality branded pharmaceuticals together with GSK’s extensive sales and marketing capabilities. Together we will be able to deliver more medicines of value to more patients in these countries.”
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia. www.drreddys.com

About GSK
GlaxoSmithKline — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. www.gsk.com
For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1 908-203-4931
Media:
Mythili M at mythilim@drreddys.com / +91-40-66511620
Rajan S at rajans@drreddys.com / +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches BispecTM in India
June 23, 2009, Hyderabad — Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has launched BispecTM (Solifencin Succinate) in India. Used in the management of Over Active Bladder (OAB), BispecTM is the best-in-class for OAB and has lesser incidence of dry mouth and constipation.
People suffering from OAB have a warning time of about 12 seconds. Solifencin Succinate helps increase the warning time to about 32 seconds.
BispecTM is available in tablet form, and in dosages of 5 mg and 10 mg.
Notes to the editor:
•	The market size for products used in the treatment of OAB is about Rs 194 million growing at 7% ( source ORG MAT April 2009)
Brief mode of action of BispecTM:
•	Solifencin acts by competitively inhibiting Acetyl choline from binding to cholinergic receptors present in bladder.

•	This reduces bladder contractions and improves warning time in over active bladder patients.

•	Solifencin Succinate is highly receptor (M3) specific and has superior pharmacokinetic profile

•	Other leading brand of Dr. Reddy’s in this segment is TORQ.

•	Warning Time: Period between first sensation of urgency and urination in patients with OAB syndrome

•	Globally June 22 — 28 is celebrated as the World Continence Week
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia.
www.drreddys.com

For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1 908-203-4931
Media:
Mythili M at mythilim@drreddys.com / +91-40-66511620
Rajan S at rajans@drreddys.com / +91-40- 66511725

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: July 8, 2009		Name:	V.S. Suresh
		Title:	Company Secretary